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                                                                     Exhibit 4.4


                                    AGREEMENT


      AGREEMENT, dated as of July 20, 1998, by and among National Network Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), Hugh O'Kane Electric Co., Inc., a corporation organized and existing under the laws of the State of New York (the "Predecessor") and Denis J. O'Kane, a resident of the State of New York.

      WHEREAS the Company and the Predecessor entered into that certain Merger Agreement dated on or about July 22, 1998 (the "Merger Agreement"), pursuant to the terms of which, the Predecessor shall be merged with and into the Company (the "Merger"), with the Company surviving and continuing in existence under the provisions of the General Corporation Law of the State of Delaware (the "DGCL"); and

      WHEREAS the Company, Denis J. O'Kane, Hugh O'Kane, Jr. and Kevin O'Kane, and Lawrence, Smith & Horey III, L.P. and Abbott Capital 1330 Investors I, L.P. intend to enter into that certain Securities Purchase Agreement dated as of July 23, 1998 (the "Securities Purchase Agreement"), pursuant to the terms of which Lawrence, Smith & Horey III, L.P. and Abbott Capital 1330 Investors I, L.P. shall purchase 5,538,458 shares of Series A Convertible Preferred Stock, $.001 par value, of the Company for $11.5 million (the "Securities Purchase"); and

      WHEREAS Denis J. O'Kane is a shareholder of the Predecessor;

      NOW, THEREFORE, as a material inducement to Denis J. O'Kane to enter into and perform his obligations under the Merger Agreement and the Securities Purchase Agreement, each of the Company and the Predecessor hereby agree as follows:

      1. Denis J. O'Kane's interest in the Company following the consummation of the Merger and the Securities Purchase shall be four and 17/100ths percent (4.17%) of the capital stock of the Company, which stock shall be fully paid and non-assessable. Denis J. O'Kane's holding of capital stock of the Company shall be subject to dilution only (i) by the same percentage amount applicable to each of the shareholders of the Company's capital stock, such that, for example, if the amount of stock held by one of the shareholders is to be diluted by 2%, then the amount of stock held by Denis J. O'Kane shall be diluted only to the extent of 2%; (ii) to the extent of 417/1000ths percent (0.417%) (yielding a total holding of 3.7530% of such capital stock) and only in the context of shares being offered to key executives or employees for purposes of an employee stock option plan; and (iii) as provided for by the Securities Purchase Agreement and in accordance with the DGCL in the event of a properly approved future offering or financing.

      2. The Company shall provide Denis J. O'Kane with lifetime medical, dental, life and health insurance benefits consistent with Denis J. O'Kane's existing coverage.
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      3. The Company agrees to make available to Denis J. O'Kane the use of a
Chevrolet Suburban for so long as Denis J. O'Kane remains a shareholder of the Company. Such automobile shall be replaced at Denis J. O'Kane's option by the Company every three years, with the first new Chevrolet Suburban to be provided on or about August 1, 1998. In the event the Company is unable, through no fault of its own, to procure a current model Chevrolet Suburban by December 31, 1998 or at the end of any such three-year period, the Company shall, at Denis J. O'Kane's option, provide Denis J. O'Kane with a model of vehicle similar to the Chevrolet Suburban in both cost and specifications.

      4. As of the date hereof, the Predecessor holds the title to the following automobiles: (a) 1996 Mercedes 420S; and (b) 1984 Mercedes Station Wagon. Following the consummation of the Merger and the Securities Purchase, the Company shall offer to Denis J. O'Kane the 1996 Mercedes 420S for $35,000 and the 1984 Mercedes Station Wagon for $1.00. Denis J. O'Kane shall have the option of purchasing one or both of these automobiles for such amounts, and this provision shall in no way be interpreted as requiring Denis J. O'Kane to purchase either or both of these automobiles.

      5. The Company agrees to provide without charge to Denis J. O'Kane an office for Denis J. O'Kane at his primary residence and secretarial services at the Company for so long as Denis J. O'Kane shall remain a shareholder of the Company.

      6. The Company agrees to provide Denis J. O'Kane with the following reports:

            (a) As soon as practicable after the end of each fiscal year, and in any event within 120 days thereafter, consolidated and consolidating balance sheets of the Company and all direct or indirect subsidiaries of the Company, as of the end of such fiscal year, and consolidated and consolidating statements of income and consolidated and consolidating statements of changes in cash flow of the Company and its subsidiaries for such fiscal year, prepared in accordance with Generally accepted accounting principles and setting forth in each case in comparative form the figures for the previous fiscal year and the budgeted figures for the current fiscal year, all in reasonable detail and audited, together with a certificate of the Company executed by the chief executive officer or principal financial or accounting officer of the Company certifying that all covenants to be complied with by the Company, as provided in the Securities Purchase Agreement have been complied with (or setting forth in reasonable detail any covenants that have not been so complied with).

            (b) As soon as practicable after the end of the first, second, third and fourth quarterly accounting periods in each fiscal year of the Company and in any event within 45 days thereafter, consolidated and consolidating balance sheets of the Company and all direct and indirect subsidiaries of the Company, as of the end of each such quarterly period, and consolidated and consolidating statements of income and consolidated and consolidating statements of change in cash flow of the Company and its subsidiaries for such period and for the current fiscal year to date, prepared in accordance with generally accepted accounting principles


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(other than for accompanying notes), subject to changes resulting from normal year-end audit adjustments, and setting forth in each case in comparative form the figures for the same periods of the previous year and the budgeted figures for the current periods, all in reasonable detail and signed by the principal financial or accounting officer of the Company, together with a certificate of the Company executed by the chief executive officer or principal financial or accounting officer of the Company certifying that all covenants to be complied with by the Company under the Securities Purchase Agreement have been complied with (or setting forth in reasonable detail any covenants that have not been so complied with).

      7. The Company agrees to pay all legal fees and other expenses incurred by Denis J. O'Kane in connection with the Merger, the Securities Purchase, and such other transactions as relate to the Merger and the Securities Purchase. Provided the Merger and the Securities Purchase close on or before July 31, 1998, the maximum of such reimbursement under this provision shall not exceed $40,000.

      8. The Company hereby indemnifies Denis J. O'Kane and shall save and hold him harmless against and pay on behalf of or reimburse him as and when incurred for any loss, liability, legal fees, interest, penalty, demand, claim, action, cause of action, cost, damage, deficiency, tax, fine or expense, arising out of or related to any claims made by or on behalf of any person or entity, which Denis J. O'Kane may suffer, sustain or become subject to, as a result of, or in connection with, relating or incidental to the Company or the Predecessor.

      9. Denis J. O'Kane (i) acknowledges that he has consulted with, and been advised by, independent counsel with respect to this Agreement and the transactions contemplated by the Merger Agreement, and the Securities Purchase Agreement, and that he and his counsel have been provided copies of these and related agreements; and (ii) acknowledges that he has approved the proposed transaction contemplated by the Merger Agreement and the Securities Purchase Agreement, and releases any claims and causes of action with respect to the Merger and the Securities Purchase Agreement as against the Company, the Predecessor, Hugh O'Kane, Jr. and Kevin O'Kane; provided, however, that notwithstanding anything contained herein, Denis J. O'Kane does not release any claim or cause of action for breach of (a) this Agreement, (b) the Merger Agreement, (c) the Securities Purchase Agreement, (d) that certain Stockholders' Agreement by and among the Company, Denis J. O'Kane, Hugh O'Kane, Jr. and Kevin O'Kane, and Lawrence, Smith & Horey III, L.P. and Abbott Capital 1330 Investors I, LP., dated as of July 23, 1998, (d) that certain Promissory Note dated July 16, 1998, and executed and delivered by the Predecessor to Denis J. O'Kane, (e) that certain Promissory Note dated January 1, 1997, and executed and delivered by the Predecessor to Denis J. O'Kane, or (f) that certain Amended and Restated Promissory Note dated July 23, 1998, and executed and delivered by the Company to Denis J. O'Kane.

      10. This Agreement shall not confer any rights or remedies upon any individual or legal entity other than the parties and their respective successors and permitted assigns, personal representatives, heirs and estates, as the case may be.


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      11. This Agreement constitutes the entire agreement among the parties and supersedes any prior understandings, agreements or representations by or among the parties, written or oral, that may have related in any way to the subject matter of this Agreement.

      12. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, heirs, estate and permitted assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.

      13. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

      14. This Agreement will be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflicting provision or rule that would cause the laws of any jurisdiction other than the State of New York to be applied. In furtherance of the foregoing, the internal law of the State of New York will control the interpretation and construction of this Agreement, even if under such jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply. The parties hereby irrevocably submit to the jurisdiction of any New York State or Federal court sitting in the State, City and County of New York in any action or proceeding arising out of or relating to this Agreement, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or Federal court.

      15. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the parties. No waiver by any party of any default, misrepresentation, or breach of covenant hereunder, whether or not intentional, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

      16. The parties shall each have and retain all other rights and remedies existing in their favor at law or equity, including, without limitation, any actions for specific performance and/or injunctive or other equitable relief to enforce or prevent any violations of the provisions of this Agreement.

      17. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so


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as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

                                    * * * * *

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.



                                       Company:


                                       NATIONAL NETWORK TECHNOLOGIES, INC.



                                       By: /s/ HUGH J. O'KANE, JR.
                                           ---------------------------------
                                           Name:  Hugh O'Kane, Jr.
                                           Title: President



                                       Predecessor:


                                       HUGH O'KANE ELECTRIC CO., INC.

                                           By: /s/ HUGH J. O'KANE, JR.
                                           ---------------------------------
                                           Name:  Hugh O'Kane, Jr.
                                           Title: President


                                           By: /s/ DENIS J. O'KANE
                                           ---------------------------------
                                           Name:  Denis J. O'Kane
                                           Title: President







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